

MURCHINSON

Save Nano Now

Prepared by Murchinson

November 2024

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson") and are based on publicly available information with respect to Nano Dimension Ltd. ("Nano", "Nano Dimension", "NNDM" or the "Company"). Murchinson recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Murchinson's conclusions. Murchinson reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Murchinson disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Murchinson herein are based on assumptions that Murchinson believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. In addition, the Materials are being publicly disclosed without prejudice and shall not be construed to prejudice any of Murchinson's rights, demands, grounds and/or remedies under any contract and/or law.

Murchinson currently beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more funds that Murchinson advises and/or sub-advises from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Murchinson discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Murchinson expressly disclaims any obligation to update such information.

Although Murchinson believes the statements made in the Materials are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, Murchinson makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and Murchinson expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Murchinson. Although Murchinson believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Murchinson will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Murchinson has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party (including any director nominees) for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

MURCHINSON

A Quick Word on Voting Mechanics…

Nano's 2024 Annual General Meeting of Shareholders (the "2024 Annual Meeting") is set for Dec. 6, but the Dec. 1 voting cut-off and U.S. Thanksgiving holiday mean we have fewer days than you might think to vote:

November 2024

S	M	T	W	T	F	S
					1	2
3	4	5	6	7	8	9
10	**11**	12	13	14	15	16
17	18	19	20	21	22	23
24	25	26	27	**28**	29	30

- Murchinson Presentation Released
- Recommended Vote-By Date
- Thanksgiving (U.S.)

December 2024

S	M	T	W	T	F	S
1	2	3	4	5	6	7
8	9	10	11	12	13	14
15	16	17	18	19	20	21
22	23	24	25	26	27	28
29	30	31				

- Voting Cut-Off
- Annual Meeting

We believe it is important for shareholders to vote by November 27th to ensure your vote is counted

MURCHINSON

Table of Contents

MURCHINSON

MURCHINSON

I. Executive Summary

Murchinson Overview

Murchinson is one of the largest shareholders of Nano Dimension, with approximately 7.1% of the Company's outstanding shares

➤ Founded in 2012 and based in Toronto, Canada, Murchinson is an alternative asset advisor that serves institutional investors, family offices and qualified clients

➤ The firm has extensive experience capturing value-generating opportunities across global markets

➤ Murchinson's multi-strategy approach allows it to execute investments at all points in the market cycle with fluid allocation between strategies

➤ The team targets corporate actions, distressed investing, private equity and structured finance situations, leveraging its broad market experience with a variety of specialized products and sophisticated hedging techniques to deliver alpha within a risk-averse mandate

➤ The firm's leaders have a strong track record of successfully identifying mispriced opportunities and executing turnaround and restructuring plans across myriad industries

➤ Nano Dimension fits Murchinson's investment strategy because there is an opportunity to create long-term value for shareholders by turning around the business, allocating capital effectively and improving shareholder communications

➤ For more information, you are encouraged to visit www.Murchinsonltd.com

About Nano Dimension

Business Summary and Products

- Nano Dimension is a tech company specializing in additive manufacturing and 3D printing solutions, primarily for electronics and nanotechnology applications

- The Company's portfolio of 3D printers include:
    1. Additively Manufactured Electronics,
    2. Micro Additive Manufacturing; and
    3. Industrial AM

- Products include the DragonFly series, the Fabrica 2.0 Micro-Additive Manufacturing platform and AME solutions

Nano Corporate Snapshot (Nasdaq: NNDM) [2]

- **Headquarters**: Israel

- **Founded**: 2012

- **Employees**: ~405

- **Share Price**: $2.39[1]

- **Market Capitalization**: ~$471.6 million[1]

- **Enterprise Value ("EV")**: $(365) million[1]

- **2023 Adj. EBITDA**: $(99.9) million



Competitors



Customers



Nano's Enterprise Value During CEO Tenure



120% Peak-to-Trough Decline in EV



1. Bloomberg as of November 6, 2024
2. Company 20-F, investor presentations and earnings press releases



Recap of Key Events

Prior to Yoav Stern's appointment to the Nano Board of Directors (the "Board"), Ofir Baharav was Chairman. Under Mr. Baharav's leadership:

- ✓ ***Nano Dimension was valued at a premium to its cash,***
- ✓ ***Capital allocation focused on product development and R&D, and***
- ✓ ***Corporate governance was appropriate***

Everything changed in March 2021 when Mr. Baharav, asked to support nepotism and dilutive M&A, departed the Board…

2019

DEC 2019
Mr. Stern named CEO

DEC 2019
Ofir Baharav appointed Chair

2020

FEB 2020
Mr. Stern relocates Nano HQ to Boca Raton because it is close to his home

MAY 2020
First of 11 ADS sales through mid-February 2021 that use Mr. Baharav's product roadmap to raise $1.53 billion

JULY 2020
Nano shareholders reject poison pill

2021

MARCH 2021
Faced with nepotism and dilutive M&A plans, Mr. Baharav leaves Board, Mr. Stern joins and is appointed Chair

APRIL 2021
Nano acquires NanoFabrica for **$56 million** and DeepCube for **$78 million**[1]

NOV 2021
Nano acquires Essemtec for **$25 million**[2]

2022

JAN 2022
Nano acquires Global Ink Jet for **$26 million**[2]

MAY 2022
Nano Dimension *announces* $100 million buyback

JULY 2022
Nano acquires Formatec for **$13 million**[2]

DEC 2022
At an EGM called by the Board, shareholders reject Board proposals to increase share count, add effectively limitless director indemnification and award Mr. Stern tens of millions of dollars

DEC 2022
CEO employment agreement expires, Board improperly extends it without shareholder approval

MURCHINSON

1. Company filings; NanoFabrica price is $59.4 million max consideration less $3.4 million clawed back for failure to meet targets; DeepCube figure is inclusive of the $70 million stated deal price and otherwise-excluded equity compensation worth ~$7.8 million
2. Company filings

8

Recap of Key Events (cont.)

JAN 2023

Nano Board adopts poison pill that shareholders rejected

FEB 2023

$100 million buyback program *commences* (nine months after it was announced)

MARCH 2023

Nano attempts and fails to acquire Stratasys, **costing shareholders millions of dollars in advisory fees and taking an over $100 million loss on SSYS shares**[1]

MARCH 2023

EGM called by Murchinson, in which **86% of voting shareholders** support replacing incumbent directors, including Mr. Stern

MARCH 2023

After raising $1.5 billion from them two years earlier and starting each communication since with "*Fellow shareholders,*" **Nano decides that its ADS holders do not have shareholder rights**

APRIL 2023

Court appoints Murchinson nominees as non-voting Board observers

JULY 2023

Mr. Stern sells shares he bought less than three months before while Nano's repurchase is actively buying, **books $1.6 million profit**

SEPT 2023

Nano **excludes Murchinson nominees** and distributes outdated AGM proxy materials

OCT 2023

Nano *announces* $200 million buyback plan

OCT 2023

Gen. Michael X. Garrett appointed (not elected) to Board, no committee assignment

2023

1. Source: Company filings; Nano acquired 9,695,115 shares of Stratasys for $177,775,000. As of Nov. 6, the loss on this position exceeds $100 million

MURCHINSON

Where We Are Today in 2024



JAN 2024

Nano extends shareholder-rejected poison pill

MARCH 2024

Nano discloses Q4 2023 layoffs **reducing workforce by ~25%**

JUNE 2024

Amb. Georgette Mosbacher appointed (not elected) to Board, no committee assignment

SEPT 2024

Nano agrees to acquire Markforged for **$115 million**

2024

Nano *commences* $200 million buyback plan four months after it was announced

FEB 2024

Gen. Eitan Ben-Eliahu appointed (not elected) to Board, no committee assignment

APRIL 2024

Nano agrees to acquire Desktop Metal for **$300 million**[1]

JULY 2024

Nano **excludes Murchinson** proposal for shareholder approval of M&A from AGM agenda

OCT 2024

MURCHINSON

1. $300 million figure is inclusive of $183 million equity purchase price and cost to buy back $115 million of senior convertible notes (see Desktop Metal 8-K filed July 3, 2024, pg. 2, *Debt Repurchase*)

Warning Signs

🚩 **Feb 2020** – Mr. Stern, newly appointed CEO, relocates Nano HQ from U.S. tech hub Silicon Valley to Boca Raton

🚩 **April 2021** – Nano acquires NanoFabrica for $47 million and DeepCube for $78 million[1]

🚩 **Dec 2022** – Board EGM for proposals to increase share count, commit up to 100% of Nano's assets to director indemnity, and amend CEO's warrants to award him tens of millions of dollars (while diluting shareholders)

🚩 **Dec 2022** – CEO employment agreement expires, Board improperly extends it without shareholder approval

🚩 **Jan 2023** – Nano's Board adopts a poison pill that shareholders previously rejected

🚩 **Feb 2023** – $100 million buyback program finally commences (nine months after it was announced, one month before Murchinson's EGM)

🚩 **March 2023** – Nano attempts and fails to acquire Stratasys, ultimately costing shareholders over $100 million[2]

🚩 **March 2023** – Nano determines ADS holders do not have shareholder rights

🚩 **July 2023** – Mr. Stern sells shares while Nano's repurchase is actively buying, books $1.6 million short swing profit

🚩 **Sep 2023** – Nano excludes Murchinson nominees and distributes outdated AGM proxy materials

🚩 **Jan 2024** – Nano extends shareholder-rejected poison pill

🚩 **July 2024** – Nano agrees to acquire Desktop Metal for $300 million[3]

🚩 **Sep 2024** – Nano agrees to acquire Markforged for $115 million

🚩 **Oct 2024** – Nano excludes Murchinson's proposal for shareholder approval of M&A from AGM agenda

 MURCHINSON

1. Source: Company filings; NanoFabrica Total Consideration reported in Nano's 20-F for 2021, pg. F-32; NanoFabrica price is $59.4 million max consideration less $3.4 million clawed back for failure to meet targets; DeepCube figure is inclusive of the $70 million stated deal price and otherwise-excluded equity compensation worth ~$7.8 million
2. Source: Company filings; Nano acquired 9,695,115 shares of Stratasys for $177,775,000. As of Nov. 4, the loss on this position exceeds $100 million
3. $300 million figure is inclusive of $183 million equity purchase price and cost to buy back $115 million of senior convertible notes (see Desktop Metal 8-K filed July 3, 2024, pg. 2, *Debt Repurchase*)

Post-Raise Strategic Pivot

Without Mr. Baharav, management was unable to develop the products … so Nano <u>became a holding company</u>

March 11, 2021

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of **Additively Manufactured Electronics** (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will **research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.)** Nano Dimension machines serve cross-industry needs by depositing proprietary consumable **conductive and dielectric materials** simultaneously, while concurrently **integrating in-situ capacitors, antennas, coils, transformers and electromechanical component**s, to function at unprecedented performance. Nano Dimension **bridges the gap between PCB and semiconductor integrated circuits**. A revolution at the click of a button: From **CAD to a functional high-performance AME device** in hours, solely at the cost of the consumable materials.

October 16, 2024

About Nano Dimension

Nano Dimension's (Nasdaq: NNDM) vision is to transform existing **electronics and mechanical manufacturing** into Industry 4.0 environmentally friendly & economically efficient precision additive **electronics and manufacturing** – by delivering solutions that convert digital designs to **electronic or mechanical devices** – on demand, anytime, anywhere.

Nano Dimension's strategy is driven by the application of **deep learning-based AI** to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D, and academia. The Company designs and makes Additive Electronics and Additive Manufacturing **3D printing machines** and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes **manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications -** from millimeters to several centimeters in size with micron precision.

MURCHINSON

The Negative Consequences of Shifting Market Focus From Semiconductor Equipment to 3D Printing



Semiconductor Equipment Manufacturers vs. 3D Printing Companies (Nano CEO Tenure)

Nano shifts strategy from semiconductor equipment to 3D printing solutions
April 22, 2021

Semiconductor Equipment ↑
3D Printing Solutions ↓

+318.9%
+260.7%
-37.1%
-54.7%
-55.0%

NNDM Volume · NNDM · SSYS · DDD · KLAC · AMAT

Staying in PCB equipment rather than "switching" to 3D printers would have aligned Nano with a market that outperformed 3D printing by 10x

The Case for Change Has Only Become More Compelling

The Board has demonstrated that it is unable to improve the Company's valuation, lacks the necessary judgment to be a proper steward of Nano's cash and other resources responsibly and is incapable of holding management accountable

1 Valuation
- Since Murchinson disclosed its intent to nominate directors at the 2023 annual general meeting, Nano has delivered a **total shareholder return ("TSR") of -30.3%**
- Over the same period, the Company's EV has fallen an additional **$40 million**, from $(327.3) million to $(364.9) million[1]

2 Capital Allocation
- "Consolidation-without-integration" strategy has produced a string of acquisitions, but **no** revenue growth, **no** operating synergies and **no** ROI
- **Poorly executed** buybacks and **poorly communicated** repurchase policy have failed to close Nano's discount to its cash

3 Executive Compensation
- Problematic, **excessive compensation** with off-market terms, and the CEO's threat to override shareholders if they do not approve the proposal,[2] reveals that the Board prioritizes management interests over those of shareholders

4 Corporate Governance
- Defensive: the Board has repeatedly **attacked shareholders** instead of addressing legitimate critiques
- Entrenched: Extended a **poison pill** that shareholders rejected and maintains a **classified structure** despite shareholder opposition

5 Urgency
- Nano started 2024 with $1 billion in cash and marketable securities and plans to spend over $400 million acquiring companies at inflated prices despite a track record of failed integration. If shareholders do not change the Board now, the Company will likely be worth substantially less by the next shareholder meeting with the possibility of bankruptcy in 2027

1. Bloomberg, TSR and enterprise value measured from Aug. 1, 2023, to Nov. 6, 2024
2. See appendix, email from Mr. Stern to Murchinson counsel on Aug. 29, 2023, when Mr. Stern was Chairman

Nano is at Risk of Burning All the Cash

Under the current Board, there is significant potential for further destruction of shareholder value

- At the start of 2024, Nano had **$1 billion** of cash and marketable securities

- The Company has negative free cash flow, and is acquiring two more companies that also have negative free cash flow

- By the end of Q1 '25, Nano will have **$315 million** in cash and a burn rate of at least $40 million per quarter ($9 million from legacy Nano, $20 million from Desktop Metal and $10 million from Markforged)

- With a negative enterprise value, additional capital raises from equity issuance would be massively dilutive to existing shareholders

- Debt financing would also carry punitive rates

- If the status quo prevails, Nano's best case is **delaying** an eventual bankruptcy

- <u>**Meaningful change to the Board is needed to prevent further value-destructive M&A and ineffective share repurchases**</u>



Nano's Cash & Equivalents

1. Desktop Metal cost comprises $183 million for common shares and $115 million to repurchase convertible senior notes (see Desktop Metal <u>8-K filed July 3, 2024</u>, pg. 2, *Debt Repurchase*)

MURCHINSON

Murchinson's Candidates Are Superior

Shareholders have the opportunity to finally <u>end</u> the status quo of value destruction, dilutive M&A, misuse of corporate resources and <u>worst-in-class</u> corporate governance at Nano



Ofir Baharav

- ✓ Nano Dimension Chairman (2019 – 2021)
- ✓ Hired Yoav Stern in 2019 to raise capital
- ✓ Led a $600 million semi equipment P&L
- ✓ Expert in technology product / roadmap / R&D innovation
- ✓ <u>Priority</u>: *"Implementing a coherent strategy with intentional targeting of markets that uses the full set of available tools to grow market share"*



Robert Pons

- ✓ Unquestionable independence from Nano management
- ✓ Has run M&A processes and integrated acquired businesses
- ✓ Pragmatic, hands-on, turnaround professional
- ✓ <u>Priority</u>: *"Overseeing management's revenue growth and profitability plans to take accretive steps toward addressing the negative valuation"*



Yoav Stern

- ✗ Used Mr. Baharav's product roadmap and go-to-market strategy to raise $1.5 billion by issuing ADSs
- ✗ Following Mr. Baharav's Board resignation, lost strategic focus, burned 50% of cash on the wrong acquisitions and losses
- ✗ Pivoted to a consolidation strategy because he doesn't know how and failed to develop products
- ✗ Destroyed $788 million of enterprise value, now trading at ~62% of cash[1]
- ✗ Lost the market's confidence in 2021 and does not know how to get it back



Michael Garrett

- ✗ Joined the Board in October 2023 (appointed, not elected)
- ✗ Retired US Army General and current Textron (NYSE: TXT) board member
- ✗ Has never had P&L responsibility
- ✗ Has not improved Nano's corporate governance or ethical decision-making – has not been able to stand up to Mr. Stern
- ✗ Defense sector insights are redundant with other directors

1. Bloomberg, change in enterprise value from April 22, 2021, market capitalization / most recent reported cash & equivalents as of Nov. 6, 2024

Litigation Review

Nano has gone to great lengths to disenfranchise shareholders, including initiating an expensive cross-border litigation

- In capital raises, press releases, SEC filings, and other corporate communications**, Nano Dimension routinely addressed ADS holders as "shareholders"**
- Nano identified ADS holders as shareholders during the November 2022 litigation regarding Murchinson's right to receive corporate minutes and in its initial responses to Murchinson's demand to exercise its right to convene the March 2023 Special Meeting. Only after the meeting was called did the Board disclose its claim that **ADS holders do not have any shareholder rights** – **including to call a special meeting**
- The Board's controversial approach to shareholders' rights was further demonstrated two months after the 2023 Annual Meeting when Nano unilaterally determined that the adoption of a pro-shareholder amendment to its Articles of Association at that meeting was actually a mistake
- Nano's **anti-shareholder culture** under Mr. Stern's leadership is particularly obnoxious when one considers that all of Nano's cash was raised by selling ADSs and that ADSs are the only listed securities of the Company

When Nano sued in Israeli court for declaratory judgement that the March Special Meeting was illegal, the open letter that announced it started with the words "Dear Fellow Shareholder"

Dear Fellow Shareholder,

Thank you for your investment in and continued support of Nano Dimension.

You may have received materials recently distributed by Murchinson Ltd. related to a special general meeting of the Company's shareholders. You should disregard those materials, including the WHITE proxy cards. **No shareholder action is required or appropriate at this time.**

As previously announced on January 30th, 2023, the notice of a special general meeting issued by Murchinson failed to comply with requirements under applicable law and **the meeting notice is invalid**. In addition, the Company filed a lawsuit in the courts in Israel seeking a declaratory judgment that the Murchinson meeting is illegal.

Only Nano Dimension will inform its shareholders if and when a valid and duly called meeting will be held, and the Company will provide materials describing important facts to consider in your election of Directors or any other matters being voted upon at that time.

Nano Dimension is a recognized world leader in the field of innovative technology of 3D printing and Digital-Cloud-Manufacturing systems. Under the guidance of our highly qualified Board of Directors and management team, Nano Dimension remains focused on its primary mission: to accelerate the growth of its business, leverage its unique market position and seize organic and inorganic opportunities for meaningful shareholder value creation.

The current strategy has driven results, including the 1,000% growth in annual revenues, from $4 million to $43.6 million, within a two-year period, while preserving over $1 billion in cash on the balance sheet to continue this trajectory and fund future growth. The Company remains focused on maximizing shareholder value, including the recently announced $100 million share repurchase program, as we execute our strategy to create the clear Additive Manufacturing (AM) market leader and transform AM, Additively Manufactured Electronics and adjacent industrial non-digitized sectors.

We look forward to providing you with more information regarding Nano Dimension's long-term value creation strategy. In the meantime, the Nano Dimension Board of Directors and management team remain committed to acting in the best interest of all shareholders, and in accordance with the applicable laws and regulations, as well as with the Company's articles of association.

If you have any questions, please call our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-9498.

We thank you for you continued support.

Board of Directors

Nano Dimension

Nano's main argument in the lawsuit was the ADR holders don't have shareholders right because "ADRs are not shares"

Source: Company filings

Litigation Review (cont.)

Nano has gone to great lengths to disenfranchise shareholders, including initiating an expensive cross-border litigation

- The Board has commenced litigation in two different countries (U.S. and Israel) and in three different courts, with multiple subsequent appeals, in an attempt to vacate the results of the March 2023 Special Meeting

- In April 2023, the Israeli Court ordered that Nano appoint the two duly-elected directors nominated by Murchinson as non-voting observers to the Board (not its committees) until resolution of the matter by the court. When Nano appealed the order, the **Israeli Supreme Court affirmed** the observers' appointment. Nano has still opportunistically delayed the implementation wherever possible and, in the meantime, increased the number of Board committees from three to seven

- In July 2023, the U.S. District Court for the Southern District of New York (the "SDNY") dismissed the Section 13(d) claims filed by Nano against Murchinson and certain other shareholders with prejudice. The state law claims were also dismissed by the Court without prejudice. The SDNY dismissal was affirmed by the Second Circuit Court of Appeals

- The Israeli Court has yet to make its final judgment on the matter and has been continuously delayed due, in part, to the ongoing war and Nano's gamesmanship

Shareholders cannot wait for the outcome of the Israeli Court's decision — change is needed now in the Nano boardroom in order to reverse the status quo of terrible corporate governance

Nano's Obstruction of Independent Voices is Telling

- Following Nano's refusal to accept the results of the March EGM where shareholders elected our nominees, Ken Traub and Josh Rosensweig, the Court compelled Nano to appoint them non-voting observers of the Board while litigation was ongoing

- After discovering the Board did not implement the Court order, Murchinson and, at a later stage, the two non-voting observers themselves, were forced to go back to the Court to compel Nano to comply with the Court order

- We suspect the non-voting observers have been obstructed from any shareholder engagement activity

- <u>We can't help but wonder what they would say</u> about the things they've observed in Nano's boardroom if they were allowed to participate in engagement with shareholders

Board Observers

 

Kenneth H. Traub   **Dr. Joshua Rosensweig**

*"Despite the company's praise for its independent directors, **ISS'** engagement with the company was almost entirely with Stern; the lack of participation by independent directors does little to address the concerns raised by the dissident."*



Sept. 7, 2023

> **Nano's shareholders deserve a Board that respects independent voices - not silences them**

Former Nano Executives Share Concerns About Mr. Stern's Leadership



Gil Pali
Former Chief of Staff

"[Mr. Stern has said] '**I'm losing money and the company is shit, but I want a huge compensation package to get to leave the company**.' **It's like he's taking the company hostage** …"

"**One thing is that we tried to buy another company just to get rid of the money**, to buy another company and merge into them – Stratasys… **And we tried to buy them just to get rid of the money and merge**. …**do a hostile takeover**…."

"[Nano acquiring companies] **wasn't the most strategic in…trying to get the product to work**… Just a good opportunity. And we tried because basically **the CEO knew what's going to come, which is a hostile takeover** because the valuation dropped to $700 [million], but we still had $1.4 billion in cash in the bank. So, it became we had a target on our back and we became a target for a hostile takeover."

"…**[Nano is] now focused on the short term, not the long term**."

"… I think the military and the Israel community, [**Mr. Stern**] has a lot of loyal kind of guys…**So he stacked [the Board]. He's 100% stacked it**."

"…**The firm that owned [DeepCube] beforehand was best friends with [Mr. Stern]**. And so there's something behind it of I need to do a deal. And…**it's shady**."



Sean Patterson
Former Chief Revenue Officer & President of the Americas

Source: voluntary interviews, please visit www.SaveNanoDimension.com for more

A Refreshed Board Can Enhance Value

Murchinson believes there are numerous actions that our nominees, once elected, could immediately propose to improve Nano Dimension, including:

✓ **Evaluate effectiveness of the repurchase program and opportunities to invigorate shareholder outreach and increase third-party analyst coverage (not paid for by the Company)**

✓ **Instruct the Company's financial advisors to identify initiatives to address the valuation discount**

✓ **Recommend changes to improve expense management to reflect the optimum strategy for the existing business**

✓ **Propose tangible milestones for use in measuring integration of and realizing synergies from acquired businesses**

✓ **Adding one (or both) of the Murchinson nominees to the Compensation Committee for a fresh look at problematic pay practices and motivating long-term value creation**

✓ **Improve broken governance — including by reshaping classified Board structure that entrenches directors and weakens shareholder feedback**

We urge shareholders to vote FOR Murchinson's nominees and each of our proposals on the GOLD Proxy Card TODAY to finally end the status quo of value destruction

MURCHINSON

Questions For Nano's Board

Why should shareholders re-elect a Director who believes that ADS holders **do not have shareholder's rights?**

How did the Board determine that it was appropriate for the CEO to **sell** shares while a repurchase program **was actively buying**?

What message do you think Nano Dimension employees took away from the Board's **expense-paid** trip to Alaska just months after a 25% workforce reduction **to reduce expenses**?

How did the Board determine that a strategy to consolidate an industry with **$16 billion in sales**, in which transactions are frequently **priced at 2x** sales, could succeed with just **$1 billion of cash**?

How did the Board evaluate the risks of acquiring the **worst** performing companies in the sector?

Why does Nano have **slower** revenue growth and **smaller** gross margins than its acquired businesses had **before** they were purchased? Why acquire multiple companies with **redundant** product portfolios?

Why does Nano Dimension **refuse** to provide revenue by product type within each geography when peers Stratasys, Desktop Metal, and 3D Systems all report it? How did the Board conclude that Nano **should not disclose** its customer concentration? Nano Dimension's peers all report both GAAP and non-GAAP gross margins, why is Nano **unable** to do the same?

Dr. Nissan-Cohen, General Garrett, General Ben-Eliahu, Ambassador Mosbacher: Why are you willing to **risk your reputations** by supporting a management that is manifestly incompetent?

MURCHINSON

II. Case for Change

Change Cannot Wait and is Needed Now

For the past two years, Murchinson has been advocating for changes in the Nano boardroom that are critical in order to protect and create long-term shareholder value



Persistent underperformance



Corporate governance failings



Capital allocation missteps



Poor executive compensation structure

Two non-voting Board observers are not enough. We believe that Nano's ongoing value destruction, dilutive M&A, ineffective share repurchase, misallocation of corporate resources and worst-in-class corporate governance urgently warrant further change in the Company's boardroom

MURCHINSON

Valuation: Persistent Negative Enterprise Value Confirms That Shareholders Have Lost Faith in the Board

"*[...] we are seriously concerned with the fact that Nano Dimension has recorded a consistently negative enterprise value since November 2021, to as low as approximately $(699.1) million on May 11, 2022, and measuring approximately $(254.1) million as of the most recent trading day of August 22nd, 2023. This indicates that* ***shareholders effectively ascribe no value to the Company's underlying business*** *at present, with investors valuing the company at less than its net cash balance, suggesting a* ***distrust or disillusionment with the board's stewardship*** *of their capital...*"

"*In our review of 103 US-listed Israeli companies with available enterprise value figures, we observe that 11 had negative enterprise values (which, separately, may be indicative of some more general factors affecting the region) and that* ***Nano Dimension had the most negative enterprise value of the entire group by a substantial margin****, with the next lowest being Otonomo Technologies Ltd. which has a negative enterprise value of approximately $(96.2) million (Source: S&P Capital IQ). We believe this point alone is sufficient evidence to suggest that* ***there are serious performance issues at Nano Dimension.***"

Glass Lewis, *Nano Dimension Proxy Paper*
August 29, 2023

Permission to quote Glass Lewis was neither sought nor obtained

Valuation: Shareholders Care About Enterprise Value More Than TSR

- The day before Mr. Stern became CEO, Nano Dimension's enterprise value was $16.7 million

- In the midst of an unprecedentedly favorable financing environment, Nano issued equity to raise $1.5 billion, leading to a $2.96 billion enterprise value for the Company in February 2021

- Within just three months that included two senseless acquisitions, shareholders acknowledged the risk that Nano's leadership would burn through the Company's cash without creating value for shareholders

- In November 2021, Nano's EV crossed into negative territory and never recovered

- By May 2022, it dropped to $(650.4) million

- Despite universal acknowledgement that the Board's highest priority should be closing the valuation gap (without burning through Nano's cash resources), Mr. Stern and the directors he selected, including Gen. Garrett, have failed to deliver. New perspectives are needed on the Board



Nano's Enterprise Value

> *A negative EV is of greater significance to shareholders than TSR — whereas TSR is a backward-looking measurement of value creation, EV is a binary assessment of whether the market believes the Company can generate a positive return on its cash*

MURCHINSON

Source: Bloomberg; EV calculated from Sept. 1, 2019, to Oct. 21, 2024

Valuation: Nano's TSR Has Been Less Bad than Peers' Recently, Thanks Only to its Cash Balance

Since Nano's milestone breakthrough in printed circuit board manufacturing, the Company's stock has generally underperformed peers and the benchmark index despite its strong cash position

- TSR should be evaluated since May 19, 2020, when the thesis for investing in Nano Dimension shifted dramatically because the Company announced a breakthrough: it had developed materials necessary to assemble a 3D printed circuit board with components on both outer sides

- Approximately 330 million NNDM ADSs traded on May 19, 2020, representing approximately **13,700 times** the median daily volume of the preceding year

- Nano's TSR has underperformed the median of its peers for over 80 percent of the trading days since that milestone



Indexed NNDM TSR vs. Peers

May 19, 2020

Legend: Volume — S&P 1500 Tech Index — NNDM — Peer Median

Source: Bloomberg, TSR measured from May 1, 2020, to October 28, 2024 (indexed to values on 5/19/20)
Peer set comprises DDD and SSYS. DM and MKFG excluded because of pending acquisition by NNDM

Valuation: Mr. Stern and Gen. Garrett Have Had More Than Enough Time To Develop, Communicate and Implement a Strategy

Gen. Michael Garrett joined the Nano Board in October 2023, extolling a "shared commitment to strong values and ethical decision-making." Gen. Garrett and Mr. Stern's leadership of Nano has been ineffective at addressing shareholders' top concern: valuation

 **Share Buyback**	 **Analyst Coverage / Investor Relations**	 **Insider Buying**	 **So-Called Refreshment**
• On Oct. 19, 2023, with Gen. Garrett on the Board, the Company obtained Court approval for a **$200 million** buyback plan. As of Nov. 6, 2024, only **$65 million has been deployed**. The repurchase plan has been **ineffective** at improving the share price (actually down 20.9% through Nov. 6) • If the Board had capital markets experience, it would know that a repurchase plan requires communication of clear parameters to be effective	• The discount to cash results from shareholder disbelief that Nano's leadership can generate positive return on investment • Part of the solution is direct shareholder engagement and additional third-party analyst coverage • On Sept. 1, 2022, Mr. Stern told shareholders Nano had "hired a special outside firm" to "recruit analyst support" — it has not worked • Understanding of investor perspective is needed on the Board	• Purchases of shares by company insiders are commonly seen as a signal of confidence in the Company's strategy • Mr. Stern bought 2.1 million shares in May 2023, then sold them two months later while an earlier repurchase plan was at the peak of actively buying back shares • Insider trading that takes advantage of a repurchase plan is commonly seen as a red flag that management cannot be trusted • How does Gen. Garrett reconcile insider trading with ethical decision-making?	• In addition to appointing Gen. Garrett, Nano added two other directors to give the appearance of Board refreshment • Neither the bloc of committee chairs, nor even the committees' composition, has changed to accommodate the new voices on the Board • Unsurprisingly, the so-called refreshment has **failed to improve valuation or convince the market Nano has the right leadership in place**

Nano Dimension's enterprise valuation is $40 million lower today than it was last year — fresh perspectives from directors who are unquestionably independent of management are needed to save Nano

Source: Company filings

Capital Allocation: Poorly Implemented Repurchase Plan and Dilutive M&A

Nano Dimension has continued to overlook the principles of effective M&A and repurchase programs:

" *[Transactions should have] the potential to enhance long-term shareholder value...There should be clear strategic, operational, and/or financial rationale for the combination.* "

BlackRock Investment Stewardship Guidelines, Jan 2024

" *Mergers and acquisitions are evaluated based on the reasonableness of the valuation, support indicated by the market reaction, the strength of the strategic rationale, the quality of the deal process, any influence of conflicts of interest, and the expected impact on governance of the combined company.* "

Summary of ISS Proxy Voting Guidelines, Jan 2024

" *...[T]he credibility of a signal is seriously weakened if the company's managers choose to participate in the buyback themselves.* "

Harvard Business Review (on buybacks), July 2022

MURCHINSON

Capital Allocation: Repurchases

- Nano Dimension has completed over **$160 million in share repurchases** since the initial repurchase program was announced in August 2022

- The range-bound stock price indicates the buyback plan, as implemented, **has not been effective** at closing the gap between the share price and the value of the Company's cash

- One potential contributor to the limited impact is Mr. Stern's apparent insider trading — he bought shares then sold them during the buyback, generating a **short swing profit of $1.6 million**— which eliminated any confidence in management that the buyback might otherwise have strengthened



Nano Stock Price

Nano's buybacks over the past two years have had virtually no effect on share price and the Company's negative enterprise valuation persists

Capital Allocation: Post-M&A Integration Failures

Nano has spent approximately $200 million acquiring businesses that generate less revenue now, as part of Nano, than they would have generated as independent companies



Businesses Grow Slower After Nano Acquires Them

If Nano had <u>simply been able to maintain</u> the revenue growth of its acquired businesses, it would have reported revenue of:
- **$7.2 million** more in 2022
- **$5.6 million** more in 2023
- **$11.2 million** more in TTM Q2 2024

Legend: ■ Nano Dimension ■ Essemtec ■ NanoFabrica ■ Formatec ■ Global Inkjet ■ Actual NNDM

Even with a conservative assumption that the acquired businesses' revenue growth had slowed to half of their pre-acquisition levels, the Company's revenue today appears to be at least <u>$11 million below</u> the sum of its acquired business' revenue[1]

MURCHINSON

1.   See appendix for details and assumptions; chart does not include $0 revenue DeepCube

Capital Allocation: But Wait, it Gets Worse

The acquired businesses in aggregate generate less gross profit now, as part of Nano, than they did before they were acquired



Gross Margins Shrink After Acquisition by Nano
($MM, %)

If Nano had <u>simply been able to maintain</u> the gross margins of its acquired businesses, it would have reported gross profits of:
- **$4.3 million** more in 2021
- **$13.9 million** more in 2022
- **$8.8 million** more in 2023
- **$12.0 million** more in TTM Q2 '24

Conservatively assuming no improvement in gross margins from the acquired business' pre-acquisition figures, the Company's gross profit today is below the level it should have produced at the end of 2022

Nano Dimension reported a 45% gross margin for FY 2023. If it had simply been able to maintain the gross margins of its acquired businesses, it would have reported 56%[1]

MURCHINSON

1. See appendix for details and assumptions; chart does not include $0 revenue DeepCube

Capital Allocation: Dilutive M&A Detail - DeepCube

> **Nano does not disclose revenue or profit by business unit (though we think it should). Poor disclosure leaves shareholders relying on estimates**

Date	April 2021
Cost	$78 million[1]
Pre-deal Revenue	$0
Pre-deal Gross Margin	N/A
Synergy Expectations	Not Disclosed
Return on Investment	Not Disclosed
2023 Revenue	$0 (assumed, not disclosed)
2023 Revenue Growth	0% (assumed, not disclosed)
2023 Gross Margin	0% (assumed, not disclosed)



Notes: DeepCube was not a 3D printing company. It was not even an additive manufactured electronics (AME) company. Instead, it was a pre-revenue deep learning company whose Board included an associate of a sanctioned Russian oligarch. This transaction warranted a higher level of scrutiny than was applied by the Board (reminder: Murchinson nominee Ofir Baharav was Chairman of Nano Dimension until March 2021). DeepCube contributed costs of $8.2 million to Nano just in 2021, alone

Strategic rationale: None. The best available explanation for the transaction is that the acquisition was a quid pro quo to exchange of Nano's cash for the loyalty of two recently appointed Directors— Yaron Eitan and Dr. Eli David — who founded and controlled DeepCube. This related party transaction represented a clear conflict of interest that only benefitted two Board members (who have since departed)

Integration: For purposes of evaluating post-acquisition integration, we estimate that in 2023 DeepCube would have generated $0 of revenue with 0% gross margin

1. $70 million of cash and ADSs plus post-acquisition compensation for DeepCube founder (and Nano Board member) Eli David of 892,000 shares with price protection valued by Nano at $7,756,000

Capital Allocation: Dilutive M&A Detail - NanoFabrica

> **Nano does not disclose revenue or profit by business unit (though we think it should). Poor disclosure leaves shareholders relying on estimates**

Date	April 2021
Cost	$47.1 million[1]
Pre-deal Revenue	$0.9 million
Pre-deal Gross Margin	62.1% (assumed, not disclosed)
Synergy Expectations	Not Disclosed
Return on Investment	Not Disclosed
2023 Revenue	$0.9 million (assumed, not disclosed)
2023 Revenue Growth	0% (assumed, not disclosed)
2023 Gross Margin	62.1% (assumed, not disclosed)



NANOFABRICA

Notes: Nano reported in its 2021 20-F that NanoFabrica contributed revenue of $864,000 in 2021, and that if the acquisition had occurred on January 1, 2021, Nano's consolidated revenue would have been $10,497,000. Nano's reported revenue was $10,493,000, indicating that NanoFabrica had just $4,000 of revenue in the four months before Nano paid $47 million to acquire it

The transaction appears to have executed at an impossible-to-justify 54.1x sales

We have assumed 0% revenue growth and 0% margin improvement post-2021

Integration: For purposes of evaluating post-acquisition integration, we estimate that in 2023 NanoFabrica would have generated $0.9 million of revenue with a 62.1% gross margin

1. Total consideration transferred as reported in Nano's 20-F for 2021, pg. F-32



Capital Allocation: Dilutive M&A Detail - Essemtec

Nano does not disclose revenue or profit by business unit (though we think it should). Poor disclosure leaves shareholders relying on estimates

Date	November 2021
Cost	$24.8 million
Pre-deal Revenue	$17.2 million
Pre-deal Gross Margin	60.0% (assumed, not disclosed)
Synergy Expectations	Not Disclosed
Return on Investment	Not Disclosed
2023 Revenue	$39.1 million (assumed, not disclosed)
2023 Revenue Growth	0% (assumed, half of pre-acquisition growth rate not disclosed)
2023 Gross Margin	60.0% (assumed, not disclosed)

essemtec naturally adaptive

Notes: Nano reported in its 2021 20-F that Essemtec contributed revenue of $6,283,000 in 2021, and that if the acquisition had occurred on January 1, 2021, Nano's consolidated revenue would have been $29,662,000. Nano's reported revenue was $10,493,000, indicating that Essemtec had revenue of $19.2 million from January to November 2021 and total 2021 revenue of $25.5 million

Essemtec's total 2021 revenue grew 48% from its 2020 revenue. Nano does not disclose sufficient detail to assess Essemtec's revenue growth post-acquisition. We have conservatively assumed that growth declined to half of the pre-acquisition rate, or 24% annual revenue growth post-2021. We have conservatively assumed 0% margin improvement

Integration: For purposes of evaluating post-acquisition integration, we estimate that in 2023 Essemtec would have generated $39.1 million of revenue with a 60.0% gross margin

MURCHINSON

Capital Allocation: Dilutive M&A Detail - GIS

> *Nano does not disclose revenue or profit by business unit (though we think it should). Poor disclosure leaves shareholders relying on estimates*

Date	January 2022
Cost	$26.1 million
Pre-deal Revenue	$10.0 million
Pre-deal Gross Margin	51.0%
Synergy Expectations	Not Disclosed
Return on Investment	Not Disclosed
2023 Revenue	$12.8 million (assumed, not disclosed)
2023 Revenue Growth	9.0% (assumed, half of pre-acquisition growth rate, not disclosed)
2023 Gross Margin	51.0% (assumed, not disclosed)



Notes: Nano reported in its transaction announcement that Global Inkjet Systems (GIS) had $10 million of revenue in the 12 months ending March 31, 2021. Nano's 2022 20-F reported that GIS contributed revenue of $11,726,000 in 2022

GIS's total 2022 revenue grew 18% from its 2021 revenue. Nano does not disclose sufficient detail to assess GIS's revenue growth post-acquisition. We have conservatively assumed that growth declined to half of the pre-acquisition rate, or 9% annual revenue growth post-2022. We have conservatively assumed 0% margin improvement

Integration: For purposes of evaluating post-acquisition integration, we estimate that in 2023 GIS would have generated $12.8 million of revenue with a 51.0% gross margin

MURCHINSON

Capital Allocation: Dilutive M&A Detail - Formatec

Nano does not disclose revenue or profit by business unit (though we think it should). Poor disclosure leaves shareholders relying on estimates

Date	July 2022
Cost	$13.6 million
Pre-deal Revenue	$10.0 million
Pre-deal Gross Margin	51.0%
Synergy Expectations	Not Disclosed
Return on Investment	Not Disclosed
2023 Revenue	$12.8 million (assumed, not disclosed)
2023 Revenue Growth	9.0% (assumed, half of pre-acquisition growth rate, not disclosed)
2023 Gross Margin	51.0% (assumed, not disclosed)



Notes: Nano reported in its transaction announcement that Formatec had $5.3 million of revenue in 2021. Nano's 2022 20-F reported that Formatec contributed revenue of $$2.647 million in 2022 , and that if the acquisition had occurred on January 1, 2022, Formatec would have contributed $4.802 million

Formatec's total 2022 revenue fell 9% from its 2021 revenue. Nano does not disclose sufficient detail to assess Formatec's revenue growth post-acquisition. We have conservatively assumed 0% annual revenue growth and 0% margin improvement post-2022

Integration: For purposes of evaluating post-acquisition integration, we estimate that in 2023 Formatec would have generated $4.8 million of revenue with a 56.0% gross margin

MURCHINSON

Capital Allocation: Consolidating Businesses That Management Cannot Operate is Not a Winning Strategy

Nano's disregard for ROI, or even the idea of a hurdle IRR, is burning through shareholder capital at an increasing pace

- With the support of the current Board, Mr. Stern has wasted shareholder capital by paying excessive premiums for declining businesses that management is incapable of growing, or even holding steady

- This approach has taken a particularly worrying turn with **the acquisitions of Desktop Metal Inc. (NYSE: DM) ("Desktop Metal") and Markforged Holding Corp. (NYSE: MKFG) ("Markforged") which appear to have been agreed for the express purpose of wasting the Company's cash**

- Given Nano's failure to integrate the businesses it already acquired, and inability to staunch its slowing growth and shrinking gross margins, shareholders should be very concerned about the higher cash burn that will result from attempting to run Desktop Metal and Markforged

- By the end of Q1 '25, Nano will have $315 million in cash and a burn rate of at least $40 million per quarter ($9 million from legacy Nano, $20 million from Desktop Metal, and $10 million from Markforged)

> **While consolidation may have its merits as a strategy, it is not sufficient on its own. Nano's Board needs experience in product development, R&D, M&A, and capital allocation. If the status quo persists, Nano will need to raise additional cash in eight quarters[1]**



1. Desktop Metal cost comprises $183 million for common shares and $115 million to repurchase convertible senior notes (see Desktop Metal 8-K filed July 3, 2024, pg. 2, *Debt Repurchase*)

Capital Allocation: A Closer Look at the Desktop Metal Acquisition

Shareholders should question whether paying a 27.3% premium for a failing business is really in their best interests

- Choosing to ignore significant signs of distress, on July 3, 2024, Nano Dimension announced it would acquire Desktop Metal for $5.50 per share – a 27.3% premium – or a total purchase price of $183 million for the common shares

  - Notably, the deal announcement fails to mention that Desktop Metal has $115 million of outstanding 6.0% Convertible Senior Notes due 2027 that the combined company must offer to repurchase at the principal amount, plus accrued and unpaid interest, which will balloon the **cost of the acquisition to $300 million**

- It is confounding that Nano Dimension would opt to pay a premium for a company that:

  - Has sharply declining revenue growth with revenue **down 13.7%** on an LTM basis and **down 26.9%** YOY in Q2
  - Has burned through **~60% of its cash** in just a year even after making headcount reductions
  - Has a significantly lower margin profile than Nano

- Nano would have done better buying the debt for 50 cents on the dollar and taking DM over through bankruptcy at a total cost of less than $60 million. That's 20% of the price it will actually pay

> This raises two issues:
> 1. **Why would Mr. Stern and the Board pay a premium for a company that, according to Mr. Stern, appeared to be headed for bankruptcy?**
> 2. **How can shareholders trust the Board to oversee an integration and turnaround of Desktop Metal when Nano has failed to create any value from past acquisitions?**

> *"I gave [Desktop Metal] nine proposals to buy them . . . [In] the end, they took the ninth proposal because they didn't have a choice. The next step is, they would be going bankrupt."*

Mr. Stern,
ThinkEquity Conference
(October 30, 2024)

Given Nano's track record of failure, shareholders have justifiable concern that the current Board is unable to mitigate the risks associated with integrating a categorically worse business

Capital Allocation: A Closer Look at the Desktop Metal Acquisition (cont.)

The Board considered a more efficient acquisition approach and then <u>chose the higher-priced alternative</u>

DM currently is trading at $0.50 on the dollar ... Is the strategy to go for it now or ... see if they go towards the bankruptcy proceedings?

If they continue to play the game on their own, it's like soccer. Or you want to play soccer with 11 against 11? That's great. You want to play soccer where you're alone in the field and running with the ball? Good luck...

*They do the **Chapter 11 is not something I want to wait for** ... it's a very difficult process ... So, no, I don't think waiting for Chapter 11, **even if I have to pay 10% more**, you will gain much more than having to deal with the breakage and loss of business that you will have to deal with after Chapter 11.*

Nano Dimension Ltd., Q4 2023
Earnings Call, March 21, 2024

This raises three further issues:

1. Did the Board's inexperience with M&A prevent it from considering a structured Chapter 11 solution as an alternative?

2. Was the real objective of the Desktop Metal transaction to burn the Company's cash as punishment for dissenting shareholders?

3. Yoav Stern has a B.Sc. in Mathematics and Computer Science from NYU. How did he conclude that paying $300 million to acquire Desktop Metal was only 10% more than the $60 million it would have cost to take over the company through bankruptcy?

MURCHINSON

Source: Desktop Metal <u>8-K filed July 3, 2024</u>, pg. 2, *Debt Repurchase*

Capital Allocation: A Closer Look at the Desktop Metal Acquisition (cont.)

Desktop Metal is a lower margin, cash-burning business with decelerating revenue growth









Capital Allocation: A Closer Look at the Markforged Acquisition

Mr. Stern and the Board paid a 71.8% premium for <u>another</u> failing company just 2.5 months after the Desktop Metal acquisition

- On September 25, 2024, Nano Dimension announced it would acquire Markforged for $5.00 per share — a **71.8% premium** — for total consideration of $115 million

- An above-normal premium is unjustifiable for a company that:

  - Has negative revenue growth — Markforged's revenue is **down 17.2%** on an LTM basis and **down 14.8%** YOY in Q2

  - Has gone from ~$288 million in cash as of Dec. 31, 2021, to **just $73 million** in cash as of June 30, 2024

  - Has cumulatively **lost $1.95 billion** in equity value despite having no debt — 100% of its decline in value is from its cash-burning operations

> *It is clear that Mr. Stern and the Board are <u>focused on consolidation today and hoping for a solution tomorrow</u>. Shareholders would be better served with Murchinson's experienced nominees on the Board*

Capital Allocation: A Closer Look at the Markforged Acquisition

Markforged is a broken business with declining revenues and has burned through nearly all its cash







Capital Allocation: Double Jeopardy

With a track record of failed integration, the risk of attempting to bring on two large transactions simultaneously is substantial

- Both the Markforged and Desktop Metal acquisitions are expected to close in Q4 2024 or in Q1 2025
    - Desktop Metal burns approximately $20 million per quarter
    - Markforged burns approximately $10 million per quarter
    - Nano burns approximately $9 million per quarter
- Following completion of the acquisitions, Nano is expected to have a cash balance of ~$315 million
- The consequences of another failed integration are **existential** for the Company
- Management has repeatedly demonstrated an **inability to remain calm** in crisis situations
- The Board has demonstrated it is **unable to hold management accountable** or oversee the management team
- The 2024 Annual Meeting may be shareholders' **last** chance to Save Nano

Taken together with the Desktop Metal acquisition, Nano's acquisition of Markforged raises the following issues:

1. **How did the Board determine that it was in shareholders' best interest to pay outsized premiums for <u>TWO</u> unprofitable companies with overlapping product portfolios and declining revenue?**

2. **How is Nano, with its demonstrated inability to integrate much smaller acquired businesses, going to handle <u>BOTH</u> Markforged and Desktop Metal at the same time?**

Compensation: Peer Comparison

	SSYS	DDD	DM	MKFG	VLDX	NNDM
Revenue	$628	$488	$190	$95	$78	$56
EBITDA Margin	5.6%	-5.4%	-36.4%	-40.0%	-130.9%	-177.5%
Annual Salary	$569,600	$850,000	$580,000	$500,000	$460,000	$685,000
Maximum Bonus, %	150%	150%	85%	120%	70%	150%
Maximum Bonus, $	$854,400	$1,275,000	$493,000	$600,000	$322,000	$1,027,500
Special One-Time Bonus	$300,000	$2,000,000 (RSAs)	$0	$0	$0	$1,000,000
Maximum Annual RSUs	$800,000	$1,250,000	$0	Unknown	$2,351,081	$2,250,166
Annual PSUs (Maximum)	$400,000	$1,875,000	$1,440,000[2]	$0	$0	$2,812,707
RSUs Vesting Period	Quarterly, 4Y	Annual, 3Y	N/A	N/A	Quarterly, 4Y	Quarterly, 3Y
PSUs Vesting Period	Annual, Up to 4Y	Annual, 3Y	Monthly, 5Y, 1Y cliff	N/A	N/A	Annual, 3Y
Option Awards	300K options	N/A	N/A	2,961,167 (stock was ~$120)	N/A	3.4M options
# of Time-Based Options/Vesting Period	Quarterly, 2Y	N/A	N/A	Monthly, 4Y	N/A	1.7MM options Monthly, 3Y (~$567K/year)
Options: Share Price Targets	50% @$10 50% @$20 (vest begins)	N/A	N/A	N/A	N/A	0.7M @$3.00 0.7M @$3.50 0.3M @$4.00 Exercise price ~$2.30 = ~$1.3MM
TOTAL ANNUAL COMPENSATION POTENTIAL	$4,042,008	$7,250,000	$2,513,000	$1,113,200	$3,133,081	$8,342,940[1]



MURCHINSON

1. Assumes a NNDM price of $2.30 per ADS
2. Assumes a Desktop Metal share price of $4.00 and 0.36MM RSUs per year, post June 2024 reverse split

Compensation: The Proposed Package is Problematic

Mr. Stern's proposed compensation is 2.8x the median of his peer CEOs on a business with 30% of their sales and an adjusted EBITDA margin that is 5x worse

		Nano vs. Peer Median[1]	
	2023 Revenue	$56.3 million	$189.7 million
	2023 Adj. EBITDA Mrgn	-177.5%	-36.4%
Compensation	Salary	$685,000	$569,600
	Max Bonus	$1,027,500	$600,000
	One-time Bonus	$1,000,000	$0
	RSUs	$2,250,166	$1,100,270
	Max PSUs	$2,812,707	$743,000
	Options	$567,000	N/A
	Total	$8,342,373	$3,012,870
Severance	Termination/ Severance	$2,568,750	$647,000
	Change-in-control	$3,425,000	$1,079,197
	Total	$5,993,750	$1,726,197

Nano vs. Best Practices

Compensation

- × Contract contains non-performance-based bonuses
- × Abnormally large bonus without justifiable performance linkage
- × Short-term incentive is not demonstrably tied to performance
- × No justification for non-disclosure of performance targets
- × Performance metrics can be easily manipulated by management
- × Nano does not explain how the one-time award furthers investors' interests
- × One-time award is not aligned with long-term value creation
- × Cash bonus includes retroactive payments for deals that have already been signed
- × Much of the 3-year compensation is granted within the first year

Severance

- × Arrangements that provide for CIC severance payments without loss of job or substantial diminution of job duties
- × Single-trigger change in control arrangement
- × The occurrence of a CIC alone as a 'Good Reason' trigger
- × Complex, poorly disclosed plan cannot be reasonably interpreted by investors

MURCHINSON

1. Nano does not disclose its compensation peer group. This analysis compares Nano's proposed compensation package with CEO compensation at DDD, DM, MKFG, SSYS and VLDX

Compensation: Comparison of Terms

Despite Nano having the lowest enterprise value, Mr. Stern would receive the highest short-term compensation among the set of peer CEOs

Performance Expectations

- Bonus based on revenue growth incentivizes value-destructive and questionable transactions

- One-time bonus award milestones are 60% weighted to M&A deal signing, 20% to deal completion, and 20% to integration; integration shortcomings from past transactions should lead to a heavier weighting for post-deal integration

Vesting

- The proposed compensation package includes a monthly vesting schedule for options and quarterly vesting for RSUs, which conflict with a goal of motivating long-term value creation

> *"I think if [Murchinson] had given [Mr. Stern] a very big compensation [package], I think he might have left… He's like, 'I'm losing money and the company is shit, but I want a huge compensation package … to leave the company.'* ***It's like he's taking the company hostage or something.****"*

-Gil Pali,
Former Nano Dimension Chief of Staff

Compensation: Severance is Easily Manipulated and Excessive

Mr. Stern's maximum cash payout of ~$6 million in the event of termination and/or change of control far exceeds every comparable CEO

According to the proposal, "*Good Reason*" means: A material reduction in the scope of authorities and responsibilities of Mr. Stern, including but not limited to reduction in title, change in reporting structure or, *removal from the board or no longer providing service as a board member or not being renominated as a director* without the consent of Mr. Stern



- The ability to trigger the "Good Reason" termination in Proposal 4 is far easier for Nano than it is for comparable companies

- For example, removing Mr. Stern from the Board but keeping him on as the CEO would be considered a termination for "Good Reason"

- Based on this definition, Mr. Stern could independently reduce his authorities, responsibilities and/or title to automatically trigger the severance payments from a Good Reason termination

- **This proposal ostensibly addresses CEO compensation, but "Good Reason" as defined in the proposal compensates the CEO for no longer serving as a <u>Board member</u>. The term must be revised before shareholders can evaluate the proposal**

The compensation proposal appears to entitle Mr. Stern to 18 months severance (including Annual Services Fee and annual bonus for that period) + full vesting of all options and stock units 12 months after being removed from the Board

Additionally, the proposal appears to entitle Mr. Stern to 24 months severance (including Annual Services Fee and annual bonus for that period) + full vesting of all options and stock units 18 months after being removed from the Board

The structure of the proposal appears to provide multiple awards that increase the longer that Mr. Stern is not serving as a Director



- Two possibilities: either the proposal's literal text does not match the Board's intent, and it must be revised before shareholders can vote, or it does match the Board's intent, and shareholders should reject it because it is excessive

Compensation: Proposal is Contrary to Guidelines from Proxy Advisory Firms

Mr. Stern's proposed compensation contradicts best practices laid out by proxy advisory firms ISS and Glass Lewis



✓ Abnormally large bonus or incentive plan payouts without justifiable performance linkage or proper disclosure

✓ Excessive termination or CIC severance payments

✓ CIC severance payments without involuntary job loss or substantial diminution of duties or in connection with a problematic Good Reason definition

✓ Problematic Good Reason termination definitions that present windfall risks, such as definitions triggered by potential performance failures



GLASS LEWIS

✓ Unclear or questionable disclosure regarding the overall compensation structure (e.g., limited information regarding benchmarking processes, limited rationale for bonus performance metrics and targets, etc.)

✓ Questionable adjustments to certain aspects of the overall compensation structure (e.g., limited rationale for significant changes to performance targets or metrics, the payout of guaranteed bonuses or sizable retention grants, etc.)

✓ Egregious or excessive bonuses, equity awards or severance payments, including golden handshakes and golden parachutes

✓ Insufficiently challenging performance targets and/or high potential payout opportunities

✓ High executive pay relative to peers that is not justified by outstanding company performance

MURCHINSON

Source: U.S. Executive Compensation Policies, Institutional Shareholder Services (October 11, 2024); 2024 Benchmark Policy Guidelines, Glass Lewis

Compensation: Proposal Conflicts with Institutional Investors Guidelines

Mr. Stern's proposed compensation does not meet criteria from top institutional investors

BlackRock

× Incentivizes and rewards executives against appropriate and stretching goals tied to relevant strategic metrics, especially those measuring operational and financial performance

× A meaningful portion of the compensation plan is tied to the long-term sustained performance of the company

× Discloses the connection between compensation policies and outcomes, the performance of the company, and the financial interests of long-term shareholders

× Disclosure provides shareholders and other key stakeholders with sufficient information to understand how compensation policies are structured and implemented



× Direct relationship between executive compensation and company performance over the long term

× Adequate disclosure of absolute and relative pay levels

× Adequate disclosure of peer selection and benchmarking

× Alignment of pay structure with shareholder interests

MURCHINSON

Source: Our Approach to Engagement on Incentives Aligned with Financial Value Creation, BlackRock Investment Stewardship; Global Proxy Voting and Engagement Policy, State Street Global Advisors

Compensation: Murchinson's Recommended Approach to Motivating Long-Term Value Creation

In order for the performance criteria of Mr. Stern's <u>target-based</u> compensation to be <u>viable and realistic,</u> the criteria would need to be based on normalized, organic margins and normalized, organic revenue which should, <u>at all times</u> exclude the results from Desktop Metal and Markforged

Company	Minimum Annual Revenue Growth Target (*Excluding results from DM and MKFG*)	Minimum Annual Revenue Target (*Excluding results from DM and MKFG*)	Minimum Annual Gross Margin Target (*Excluding results from DM and MKFG*)
NNDM	40-50%	$78.8M - $84.5M	> 55-60%

If the Board decides to base Mr. Stern's target-based compensation on organic revenue growth beginning <u>1 year after each acquisition</u> (when inorganic revenue becomes organic), the targets should be at or near the following:

Company	Minimum Annual Organic Revenue Growth Target (*1Y post-closing of both acquisitions*)	Minimum Annual Revenue Target (*1Y post-closing of both acquisitions*)	Minimum Annual Gross Margin Target (*1Y post-closing of both acquisitions*)
NNDM	40-50%	$475.7M - $509.7M	> 55-60%

- The spreads between the knock-in pricing for each option tranche are far too small (a mere $0.50) and can easily (and based on Nano's history, will likely) be manipulated using the buyback

- Even though the options tranches will have specific vesting schedules, they are still being **granted** all at once. The grant should occur **concurrent** with the vesting schedule, otherwise Mr. Stern will be able to accelerate the full vesting of ALL options upon a "termination", as they have <u>already been granted</u>

- The 1,700,000 option grant (tranche #4) is merely a monthly time vesting option, which equates to an astonishing ~$50K per month in added compensation for Mr. Stern

Corporate Governance: Numerous Failings

Staggered Board

Maintains a classified board structure allowing directors to serve three-year terms, which diminishes accountability and furthers the culture of entrenchment

Manipulation of the Director Class System

Exploits the classified board structure to re-classify directors at will, which allows the Board to dodge shareholder votes and avoid accountability — *case in point: Mr. Stern is up for election for the first time since joining the Board **four years ago***

Problematic CEO Compensation

A compensation proposal that is overly generous to management signals that the Board is not sufficiently independent to be fiduciaries for shareholders

Poison Pill

Nano directors installed and extended the poison pill even after shareholders voted it down

Lack of Transparency

Fails to disclose normal course performance and financial information as well as pertinent details regarding insider stock awards and business unit financials, keeping shareholders in the dark

Overtly Anti-Shareholder Actions

Repeatedly ignores shareholder feedback, approves deals for the benefit of boardroom insiders and recently filed frivolous litigation against multiple top shareholders

MURCHINSON









Corporate Governance: Affiliates of a Sanctioned Russian Oligarch

- There is significant evidence that current Nano executives Yoav Stern, Zivi Nedivi, Dr. Eli David and Dale Barker, as well as a former member of Nano's Board, Yaron Eitan, **had previously undisclosed connections** to affiliates of Russian national Viktor Vekselberg and his American cousin Andrew Intrater[1,2]
- Mr. Vekselberg was identified as a "Specially Designated National" in April 2018 by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") – prohibiting American entities or individuals from conducting business with him, either directly or indirectly through affiliate[3]
- **We have reason to believe an affiliate of Mr. Vekselberg was an investor in DeepCube, and that Nano's acquisition of DeepCube may have been structured to circumvent U.S. sanctions**

NBC NEWS

Who is Viktor Vekselberg, the Russian oligarch linked to Trump lawyer Michael Cohen?

— Russian President Vladimir Putin with Viktor Vekselberg, president of the Renova Group, during an awards ceremony at the Kremlin on Jan. 26, 2017. Alexei Druzhinin / Sputnik, Kremlin Pool Photo via AP file

Gen. Michael Garrett
Nano Director

Shareholders should ask: General Garrett, how did you spend 38 years defending the United States, rising to the rank of 4-Star General, and end up on the Board of a company with ties to someone like Viktor Vekselberg?

The Board's loyalty to management over shareholders has jeopardized Nano's business relationships with U.S. government agencies and defense contractors

1. See Appendix for full description of relationships
2. Close CFIUS Due Diligence Is Necessary Ahead of Desktop Metal's Acquisition, RealClearMarkets (November 7, 2024)
3. Treasury Designates Russian Oligarchs, Officials, and Entities in Response to Worldwide Malign Activity, U.S. Department of the Treasury (April 6, 2018)

Corporate Governance: Affiliates of a Sanctioned Russian Oligarch (cont.)

The suspicious timeline of Nano's DeepCube acquisition…

- **February 14, 2018** - Anakhnu LLC was formed as a private company with a registered address of 900 Third Avenue, New York, NY – the same address used by companies affiliated with Russian oligarch Viktor Vekselberg and his US representative (and cousin), Andrew Intrater[1]
- **February 15, 2018** - *Just one day after its formation*, Anakhnu purchased a controlling stake in DeepCube (f/k/a DeepCom) and Yaron Eitan and Andrew Intrater joined DeepCube's board of directors[2]

  Less than two months later, Viktor Vekselberg was designated and sanctioned by OFAC
- **December 2019** – Yoav Stern is hired as Nano CEO
- **February 2020** – Yaron Eitan is appointed to the Nano Board
- **January 2021** – Dr. Eli David, DeepCube's founder, is appointed to the Nano Board
- **March 2021** – Mr. Stern is appointed as a Nano director and Chair
- **April 2021** – Nano acquires DeepCube for $70 million in cash and stock plus $8 million in equity compensation for Dr. Eli David

This timeline is all based on publicly-available information. The Board, in approving the DeepCube transaction, had ample opportunity to review:

- **Mr. Intrater's presence on DeepCube's board of directors;**
- **The fact that Mr. Intrater controlled corporate affiliates of Mr. Vekselberg; and,**
- **Mr. Vekselberg's status as an OFAC Specially Designated National**



J. Christopher Moran
Nano Director

Shareholders should ask:
Christopher Moran, did you vote to support the acquisition of DeepCube? You're a Lockheed Martin executive, what risks did you consider in evaluating the acquisition of a company affiliated with Viktor Vekselberg?

In approving the DeepCube acquisition, the Nano Board failed to mitigate risk to shareholders

MURCHINSON

1. State of Delaware certificate of LLC formation
2. Israel Corporations Authority filings

Corporate Governance: Affiliates of a Sanctioned Russian Oligarch (cont.)

- Given the clear tie between DeepCube and Mr. Vekselberg, we see two possible explanations, both of which are extremely alarming

  > Did Mr. Stern and the Nano Board conduct proper due diligence and decide to proceed anyway with a self-serving, conflicted acquisition?

  > Or did they fail to even investigate because the related-party transaction was a quid pro quo for Mr. Eitan and Dr. David?

- Employees who were recruited *after* Anakhnu became a controlling DeepCube shareholder likely **continue** to have access to Nano's "novel" AI technology that is, according to Nano, embedded in some of its products, and possibly in products that were sold to U.S. defense contractors or government agencies

- Reviews of Nano's acquisition of Desktop Metal by the Committee on Foreign Investment in the U.S. ("CFIUS") and International Traffic in Arms Regulators ("ITAR") create **significant risk that additional information damaging to Nano's value will come to light**

Nano Board & Executive Connections to Affiliates of Mr. Vekselberg



RENOVA
GROUP
Andrew Intrater
Yaron Eitan
Nano Director from 2020-2022
Yoav Stern
CEO since 2020
NANODIMENSION
Zvi Peled
President of EMEA since 2022
COO & CRO 2020-2022
Dale Baker
CRO & President of Americas 2022-Present
Zivi Nevidi
President since 2021
Dr. Eli David
CTO AI at Nano Dimension since 2021
Tomer Pinchas
COO since 2022
CEO since 2023
Igal Rotem
Board Member 2022-2023

The Board lacks the skills needed to properly oversee management and protect the interests of shareholders

MURCHINSON

Corporate Governance: Nano's Acquisition Strategy Has Created Unnecessary Risk for Shareholders

"

Connections between Nano Dimension's leadership and sanctioned Russian oligarchs raise questions about the potential for Russian influence and potential access to sensitive U.S. technologies. As CFIUS examines this acquisition-- which will likely extend into 2025--*it must consider the risks posed by foreign control over critical U.S. technology.*

At the crux of this transaction is Nano Dimension's CEO, Yoav Stern, and his longstanding relationships with Andrew Intrater and Yaron Eitan, both of whom are closely linked to the sanctioned Russian oligarch Viktor Vekselberg…

Under Stern's leadership, Nano Dimension acquired the Israeli artificial intelligence company DeepCube in 2021, where Intrater (who happens to be Vekselberg's cousin) served as a key executive. Intrater has faced allegations of assisting his cousin in evading U.S. sanctions. In acquiring DeepCube, Nano Dimension allowed Intrater and Eitan to obtain shares and voting rights within the company through Anakhnu LLC, DeepCube's parent entity.

… Stern brought Eitan onto Nano Dimension's board shortly after his own appointment as CEO in 2020, and **this close association with Eitan and Intrater raises questions about Nano Dimension's governance.** Allowing the acquisition to proceed without thorough scrutiny could pose national security risks."

RealClearMarkets

Close CFIUS Due Diligence Is Necessary Ahead of Desktop Metal's Acquisition

By Ike Brannon, November 7, 2024

MURCHINSON

Source: Close CFIUS Due Diligence Is Necessary Ahead of Desktop Metal's Acquisition, RealClearMarkets. Emphasis added

Corporate Governance: Mr. Stern Has Shown a Pattern of Poor Judgment as CEO

*"...I am proud to join Nano Dimension's shareholders, customers, and professionals in our shared commitment to strong values and **ethical decision-making**"[1]*



Gen. Michael Garrett

DO THESE SOUND LIKE THE COMMENTS OF AN *"ETHICAL DECISION-MAKER*"?

*You didn't get me to the point where I'm angry . . . you got me to a point where I've got nothing to lose. And that's a **dangerous place to put a person**[2]*



***My decision today** [to quit if any Murchinson nominee is elected] **is mine, and mine alone.**...I simply **refuse to work with any representatives of Murchinson**[3]*

Even Gen. Garrett, a member of the "refreshed" Board slate, blindly supports Mr. Stern despite his questionable behavior



1. U.S. Army 4-Star General (Ret.) Michael X. Garrett Appointed to Nano Dimension's Board of Directors, October 17, 2023
2. Yoav Stern, Let's Talk #13 - Misconceptions By Anson, While Bistricer is In Hiding (4:48-5:02), March 20, 2023
3. Nano Dimension's Board of Directors Emphasizes Shareholders' Stark Choice Posed by Murchinson's Self-Serving Campaign, August 11, 2023

Corporate Governance: Mr. Stern's Track Record as a Director is Appalling

Mr. Stern's Questionable Behavior as Chair

× Drove the Board to propose repricing his warrants at the December 2022 special meeting without disclosing the 60% reduction in exercise price, misleadingly giving shareholders the impression that the change was immaterial

× Orchestrated his CEO service agreement to include a highly unusual provision that gave him authority to approve any change in the composition of the Board or, if not approved, receive compensation from the Company — there is no role for discussion of director-related compensation in a CEO compensation agreement

× Sold shares while Nano's repurchase was actively buying, booking $1.6 million short swing profit

× Publicly threatened to lead a management mass exodus if even one independent director was elected to the Board (privately taunted that he would never leave)[2]

× Released a stream of unhinged videos and press releases that jeopardized shareholder value because of unprofessional ad-hominem attacks against Murchinson, other shareholders and journalists whose articles were not to his liking

× Oversaw related-party acquisition of DeepCube from two sitting directors at an inflated value in 2021, and the overpriced, misguided acquisitions of Desktop Metal and Markforged

× Pursued a meritless, costly, and ultimately unsuccessful, takeover of Stratasys

The Board's Questionable Actions Since Mr. Stern Moved from Board Chair to Board Member

× Extended shareholder-rejected poison pill

× Oversaw so-called refreshment that has failed to improve valuation or governance

× Excluded Murchinson proposal for shareholder approval of M&A from AGM agenda

"…your wishes for preservation and return of capital don't count…cause I raised the money, and I said what I'm going to do and we're going to do it…"[1]

— Yoav Stern

1. Let's Talk #13 - Misconceptions By Anson, While Bistricer is In Hiding [21:17], March 20, 2023
2. See appendix, email from Yoav Stern to Murchinson counsel on Aug. 29, 2023

MURCHINSON

Corporate Governance: Mr. Stern Runs Nano Like a Private Company



Mr. Stern's son

Yoav Stern

Mr. Stern's daughter

"[Chief of Staff is] very challenging … one of the biggest challenges [was] nobody really guided me. Nobody told me like what is expected, what I need to do."

Mr. Stern attempted to hire his daughter at Nano, leading to a confrontation that contributed to Mr. Baharav's decision to depart

Daughter's boyfriend

Gil Pali

Mr. Pali was recruited to Nano by Mr. Stern's son and served as Chief of Staff between 2021 and 2023 despite no prior experience

Mr. Stern hired his daughter's boyfriend as country manager in Australia

He was quickly fired following Murchinson's letter to the Board highlighting the connection

Mr. Stern fills Nano's ranks with friends and family to ensure complete support of his leadership

Corporate Governance: Former Executives Sound the Alarm

Don't just take our word for it. Two former employees tell a troubling tale of Nano's path to value destruction fueled by Mr. Stern's poor leadership and desire for complete control



Gil Pali
Former Chief of Staff



Sean Patterson
Former Chief Revenue Officer and President of the Americas

Corporate Governance: Pulling the Curtain Back on Nano's "Strategy"

Our suspicions have been confirmed: Nano's acquisition "strategy" is nothing more than a cash-burning exercise to preserve Mr. Stern's control of the Company

No Strategy

"There was…no strategy to push. And like many executives already left or got fired. And now, by now, I think 80 % of the core company that I worked with, not the one he bought, but like the core company, 80 % are fired…**the company is a shadow of itself. It's, just a holding company**."

— Gil Pali, *Former Chief of Staff*

"**There's no strategy, there's no synergy, no nothing** … My job was to keep control of the company over the company. No, there's nothing there."

— Gil Pali, *Former Chief of Staff*

"Last week, they let go of the final one of the guys that was there before I was. They let him go. His job was to… industry standards… **And so by letting him go, to me, that's really a signal that they're giving up on the on the electronics side because they need that**. If not, it's not a functional circuit board that's recognized by the industry…with the two acquisitions, **it just appears that they're just going to be a 3D printing conglomerate**."

— Sean Patterson, *Former CRO*

"[Mr. Stern] has some, little tiny bit of…strategic reason to buy them. So just small enough of an excuse to buy them … and to **get rid of the money, basically**."

— Gil Pali, *Former Chief of Staff*

Bad Acquisitions

"… **we decided not very like verbally, but we decided to try and grow inorganically because organically wise, it's going to be a challenge. And we bought five companies**."

— Gil Pali, *Former Chief of Staff*

"… [Nano was] a target of a hostile takeover, which happened sooner rather than later. And the company basically broke apart. Now it's … still surviving. But basically, **it's just a race to who is going to end up on the pile of cash**. So, **it's not really a company anymore**."

— Gil Pali, *Former Chief of Staff*

"The other two 3D print companies they bought are **negative cash flow**…the stock price is reflective of that, despite their wonderful praise and all that kind of stuff. **The stock price hasn't moved because you're just going to burn money faster**."

— Gil Pali, *Former Chief of Staff*

"Every founder that sold into, that Nano Dimension acquired, **they were not happy**. None of them with the acquisition."

— Sean Patterson, *Former CRO*

MURCHINSON

Source: voluntary interviews, please visit www.SaveNanoDimension.com for more

Corporate Governance: Concerning Lack of Boardroom Oversight

The Board appears to be more concerned about maintaining a good relationship with Mr. Stern than protecting Nano's long-term value

Mr. Stern Has a Disregard for Nano's Long-Term Value

"I noticed in the previous board meetings…the CEO was trying to like to negotiate like a, like an exit deal with the board. They said no… **The idea of CEO negotiating the exit deal with the board is ridiculous**."
— Gil Pali, *Former Chief of Staff*

"…**[Mr. Stern] wanted to, to stay, to keep his power**…he was just enjoying, like, being CEO. And he didn't want to let go of it."
— Gil Pali, *Former Chief of Staff*

"[Nano] bought two companies for hundreds of millions of dollars already. And, and they're, they're burning as well. **They're burning like $50 million a year**… I think, easily. **I don't think [Mr. Stern] really cares**."
— Gil Pali, *Former Chief of Staff*

"**The money's just sitting around. It's not invested. And so they're just they're under cash value. They're not investing the money they have and they're not growing organically.** But I don't know how like the company itself is already burning cash. The other two 3D print companies they bought are negative cash flow. So I mean and the stock price is reflective of that, despite their wonderful praise and all that kind of stuff…"
— Gil Pali, *Former Chief of Staff*

Board is Loyal to Mr. Stern, Not Shareholders

"[The Board is] stacked with his friends in Israel."
— Sean Patterson, *Former CRO*

"[Mr. Stern] puts them into the boards, pays salaries and give them crazy expenses and stuff we can put in…I guess that's why they do what they do to take care of us. To take care of you."
— Gil Pali, *Former Chief of Staff*

"Yeah, but and [Mr. Stern] was the Chairman of the board as well. He was CEO and chairman of the board. And I'll tell you one more thing. In Israeli, board of directors, in Israeli companies, they are many times very, very, very, very like this, like, connected. And people know people… **they have like other interests in mind outside of like, what's best for the shareholders and stuff like that**."
— Gil Pali, *Former Chief of Staff*

"**I can tell you that the [Nano's] Board in Israel, they do tend to be very like, connected somehow and like they have, uh, interests and stuff that are not aligned with the shareholders**."
— Gil Pali, *Former Chief of Staff*

MURCHINSON

Source: voluntary interviews, please visit www.SaveNanoDimension.com for more

Corporate Governance: Nano's So-Called Refreshment

Nano's so-called refreshment appears to be a check-the-box exercise for the proxy advisory firms rather than a meaningful governance improvement

- Following criticism of its governance practices around the 2023 special meeting and the 2023 annual meeting, Nano enacted a reactive refreshment of the Board to check-the-box for the proxy advisory firms

- Despite appointing three new directors to the Board — Gen. Garrett, Major General Eitan Ben-Eliahu and Georgette Mosbacher — Nano has not placed any of these directors in leadership roles on the Board

- Committee composition has remained the same despite new directors being added

- The only directors with any real say in the boardroom are long-standing directors

Nano's Check-the-Box Refreshment







Gen. Michael X. Garrett
Appointed in Oct. 2023

Major General Eitan Ben-Eliahu
Appointed in Apr. 2024

Georgette Mosbacher
Appointed in June 2024

Audit AND Compensation Committee Composition







Oded Gera (Chair)
Appointed in Apr. 2021

Roni Kleinfeld
Appointed in Nov. 2012

J. Christopher Moran
Appointed in Feb. 2020

Unsurprisingly, the so-called refreshment has failed to improve valuation or convince the market Nano has the right leadership in place

MURCHINSON

Corporate Governance: Staggered Board Structure is Counterproductive

- The ability to elect directors is one of the most important elements of the shareholder franchise

- We believe Nano's classified Board structure, which allows directors to serve three-year terms, **diminishes accountability** and furthers the culture of **entrenchment**

- The current structure and composition do not reflect the changes that **shareholders approved** at the March 2023 Special Meeting

- Murchinson has added a proposal to declassify the Board to the agenda — please vote FOR Item 5

- Shareholders elected Ken Traub and Dr. Josh Rosensweig to improve Nano's corporate governance. The Israeli Court added them to the Board as non-voting observers. The Board persists in maintaining worst-in-class governance despite these clear messages. **Further change is needed**

> **"** *Classified or staggered boards … are generally not seen as part of corporate governance best practice…Their opponents argue that, by only putting a part of the board up for re-election each year, they serve to* <u>*entrench management, make it harder to replace underperforming directors and insulate board members*</u> *from the consequences of poor conduct."*[1]

Harvard Law School
Forum on Corporate Governance

Nano Dimension's staggered board structure needs to be eliminated. Elect Murchinson's nominees and vote "FOR" Murchinson's Proposal #5 to declassify the Board

MURCHINSON

1. A Touch of Class: Investors Can Take or Leave Classified Boards, Harvard Law School Forum on Corporate Governance

Corporate Governance: A Lack of Transparency

Nano Dimension's Board chooses to selectively communicate less of the information that shareholders require to evaluate performance than peers:

Revenue by Geography and Product

- **Stratasys**: provides customer concentration and revenue by geography, with further detail of product types within each region
- **Desktop Metal**: provides customer concentration and geographical revenue, with further detail of products or services by region
- **Markforged**: breaks down revenue by geographic location and products and categories
- **3D Systems**: reports concentration of revenue among customers, revenue by geography and by segment and adjusted EBITDA by segment

Nano Dimension: does not provide the same level of detail. Generally, Nano's financial reports focus on high-level figures without clear segmentation by business or discussion of trends

Profit Margin and Operational Performance

- **Stratasys**: reports both GAAP and non-GAAP gross margins. The company also highlights specific operational improvements and cost-cutting measures
- **Desktop Metal**: reports its GAAP and non-GAAP gross margins, and also gives projections for profitability, including adjusted EBITDA
- **Markforged**: reports gross margin improvements in its reports and breaks down operational costs
- **3D Systems**: reports gross margin and operational performance and outlines cost-saving initiatives

Nano Dimension: does not provide GAAP vs. non-GAAP results, allowing the Company to obfuscate its financial data and prevent the market from adequately assessing the business

Industry and Business Drivers

- **Stratasys, Desktop Metal, Markforged and 3D Systems**: all provide commentary on key industries driving their business. They highlight specific partnerships, product innovations, and market trends that influence their revenue growth

Nano Dimension: reports the high-tech nature of its products but lacks the same depth of discussion around the key industries driving its growth

Shareholders need Ofir Baharav and Bob Pons on the Board to help make accurate information about the Company's performance available

MURCHINSON

Source: Company filings and earnings reports

Corporate Governance: The Entire Board is Complicit

Since the September 2023 Annual Meeting, Nano's Board has…



Cancelled the December EGM to prevent shareholders from voting on important governance matters



Appointed directors who do not bring critical, otherwise absent skills and who have not been effective



Continued to approve value-destructive acquisitions without regard for their fiduciary obligations



Overseen an arbitrarily applied buyback, without communicating how the repurchase is implemented



Took a lavish company-sponsored trip to Alaska after the Company fired a quarter of its workforce to cut expenses



Proposed a CEO compensation package that is excessive, off-market, and misaligned

> *The Board continues to take anti-shareholder actions, make reckless capital allocation decisions and perpetuate industry-worst governance at the direct expense of Nano's investors*

MURCHINSON

Source: Company filings

III. Murchinson's Nominees Are the Best Solution for Effecting the Needed Changes

Change is Needed Now

If elected, our highly qualified nominees will work to:

- ✓ Address the Company's undervaluation

- ✓ Add expertise in product strategy and development, a critical function of the business

- ✓ Seek enhancements to the Company's historical corporate governance practices

- ✓ Prioritize the interests of long-term shareholders

- ✓ Encourage greater independent board oversight of the Company's strategy and financial performance

- ✓ Restore investor confidence

- ✓ Improve the Board's responsiveness to shareholders

The Board needs independent directors who can oversee management and advocate for shareholders

MURCHINSON

Replacing Mr. Stern and Gen. Garrett on the Board is the First Step Toward Restoring Nano's Value

Mr. Stern and Gen. Garrett have had sufficient time to develop, communicate and implement a plan to fix the Company's negative enterprise value



Nano's Enterprise Value

Mr. Baharav resigns as Chair; Mr. Stern is appointed to the Board and named Chair
March 11, 2021

No longer restrained by Mr. Baharav, Mr. Stern begins his acquisition spree of companies detached from the formal strategy
April 22, 2021

Company's vision and strategy are quietly changed from electronics to 3D in the "About Nano" section in Nano's press releases
April 22, 2021

Mr. Baharav hires Mr. Stern as CEO
January 2, 2020

Gen. Garrett is appointed to Board (not elected)
October 17, 2023

If Gen. Garrett and Mr. Stern had the ability to improve Nano's valuation, it would have happened already. Fresh perspective and currently-absent expertise are needed to effect change

MURCHINSON

Valuation: Our Nominees Are Best-Suited to Effect the Change That is Needed

Our nominees have a proven track record of creating value over their careers:



Ofir Baharav

Past success creating value as an executive:

➢ Acquired SimiGon and improved its EBITDA from -30% to +30% in one year

➢ Led turnaround and redesign of Stratsys' flagship product

➢ Led Xjet metal printing from inception to first product sales in less than two years

➢ Founded RelayHealth Corporation, which was sold to McKesson

Past success creating value as a director:

➢ Chairman of Nano Dimension from December 2019 to March 2021, during which period Nano shares returned 362% and enterprise value grew 134%; enterprise value was persistently at a premium to Nano's cash

Relevant skills for creating value at Nano:

➢ Two decades of industry expertise managing, developing and selling products in the technology, Semi Equipment and 3D printing sector

➢ Specific experience managing compensation for Nano executives



Robert Pons

Past success creating value as an executive:

➢ Total shareholder return as CEO of SeaChange Int, 248% during his tenure, led recap and turnaround

➢ During his tenure as CEO of SmartServ Online, total shareholder return 401% , led distressed turnaround and recapitalization

➢ As CEO of PTGi Holdings led merger with permanent capital holding company creating over 250% return for investors

Past success creating value as a director:

➢ Inseego, as lead director led all facets of turnaround, from $139 million market cap to $1.536 billion market cap

Relevant skills for creating value at Nano:

➢ Corporate governance expertise from serving on 16 public company boards reflects a deep respect for fiduciary obligation to shareholders

➢ In-depth operational experience, sales & marketing, distribution strategies, complex cost restructuring, manufacturing and strong Investor Relations experience

MURCHINSON

Capital Allocation: Our Nominees Are Best-Suited to Effect the Change That is Needed

Our nominees have valuable experience making capital allocation decisions in various roles:



Ofir Baharav

Past success allocating capital as an executive:

➢ Led Optonics, a semiconductor equipment supplier, from $0-120M in revenue over 6 years

➢ Led a $600M semiconductor equipment P&L for Credence Systems Corp. (Nasdaq: CMOS)

➢ Managed +$120M in annual R&D budget

Past success allocating capital as a director:

➢ Resigned from the Nano Board rather than support dilutive M&A such as the DeepCube acquisition

Relevant skills for allocating capital at Nano:

➢ As Former Chairman at Nano and prior CEO at several companies, was responsible for evaluating investment opportunities and risk

➢ Tight budget and cost reductions management



Robert Pons

Past success allocating capital as an executive:

➢ Managed Sprint's Northeast Sales division with over $750m in revenue

➢ Has directly overseen financing transactions from $5m to $350m

➢ Uphonia/SmartServ was completely recapitalized and repositioned under his leadership

Past success allocating capital as a director:

➢ Served as Vice Chairman of MRV Communications creating over 50% TSR and orchestrating M&A successful exit for shareholders

Relevant skills for allocating capital at Nano:

➢ Served on 16 boards, including as Chairman at several companies, in which was responsible for evaluating investment opportunities and risk, strong M&A skills

➢ In-depth, hands-on operational experience in aspects of technology product life cycles

Compensation: Our Nominees Are Best-Suited to Effect the Change That is Needed

 **Ofir Baharav**

➢ Direct experience setting compensation policies at Nano Dimension from 2015 to 2021

➢ Cost management experience lends useful perspective into balancing expense management against motivating long-term value creation

 **Robert Pons**

➢ Past successes at overseeing appropriate executive compensation as a director, served as Chair of Compensations Committees

➢ "Nano shareholders deserve an independent board with strong public company operational experience and complete transparency"

MURCHINSON

Unlikely Scenario Planning: Management Change

- This campaign is **not** a fight for control of the Board

  ➢ Notwithstanding Nano's claims to the otherwise, this contest is about electing **two** directors to the **eight-member** Board. Murchinson's nominees, if elected, <u>**will not represent a majority of the Board**</u>

  ➢ Murchinson could have submitted a proposal to remove the entire Board – <u>**we intentionally did not**</u>

  ➢ Murchinson could have raised any number of compelling arguments that the Board must replace the CEO – <u>**that is not the purpose of our campaign**</u>

- This campaign is a fight to <u>**elect two new directors who are independent of management and better-qualified for the Board**</u> than the two incumbents who are on the ballot

> However, in anticipation of a question that may arise as we engage with shareholders, in the event that Nano's CEO chooses to resign, or the Board concludes that a change in leadership is appropriate, Murchinson's recommendation to the Board would be to:
>
> i) Appoint a Board member as interim CEO;
>
> ii) Evaluate the succession plan's suitability for the present moment; and,
>
> iii) Retain professional advisors (executive search, compensation, strategy and communications) to ensure that the Board's priorities are once again aligned with shareholders' best interests

MURCHINSON

Vote the **GOLD** Proxy Card to Save Nano

PROTECT YOUR INVESTMENT IN NANO



There is a compelling need for change to the Nano Dimension Board. Ofir Baharav and Robert (Bob) Pons offer a path that is independent from management — they will put shareholders first

Please support the Murchinson nominees at the 2024 Annual Meeting

Please visit www.SaveNanoDimension.com for additional materials, information and voting instructions, or to communicate with Murchinson

MURCHINSON

MURCHINSON

IV. Appendix

Robert (Bob) Pons



Robert (Bob) Pons has more than **four decades of experience** as a CEO and senior executive in high-growth companies. He brings significant **corporate governance expertise** having served on the boards of more than sixteen publicly traded companies. Nano shareholders will benefit from adding his experience as a **turnaround specialist** to the Board





✓ *Current President and Chief Executive Officer of Spartan Advisors, Inc., a management consulting firm specializing in telecom and technology companies, since 2017*

✓ *Previously Executive Vice President of PTGi-ICS, a wholly owned subsidiary of HC2 Holdings, Inc., a publicly trading holding company operating subsidiaries in infrastructure, telecom, construction, energy, technology, gaming and life sciences*

✓ *Served on a number of public boards, including as Executive Chairman of SeaChange International, Inc. (NASDAQ: SEAC) as well as a director at CCUR Holdings (OTCPK: CCUR), Alaska Communications, Inc. (formerly NASDAQ: ALSK), Inseego Corp. (NASDAQ: INSG) and MRV Communications, Inc. (formerly NASDAQ: MRVC)*

MURCHINSON

Ofir Baharav



Ofir Baharav is a seasoned senior executive with a career spanning more than **two decades in product development** for the technology and 3D printing sector. In his various executive roles, he has focused on M&A, operational improvements, corporate governance and **enhancing shareholder value**

✓ *Previously served as Chairman of the Nano Dimension Board from 2019 to 2021, and as a director at the company from 2015 to 2021*

✓ *Previously served as VP, Product Management of Stratasys, Ltd. (NASDAQ: SSYS), where he led the turnaround and redesign of Stratasys' flagship product*

✓ *Currently serves as Chief Executive Officer of Maxify Solutions, Inc., since 2022, which he formed to acquire the assets of Breezer Holdings LLC and SimiGon Inc. after serving as SimiGon's CEO since 2016*

✓ *Served in various executive roles in the 3D printing and semiconductor sector, and was the founder of RelayHealth Corporation., a healthcare company that was acquired by McKesson Corp (NYSE: MCK)*







MURCHINSON

Nano Acquired Business' Revenue and Gross Profit Assumptions

Revenue	2020	2021	2022	2023
Nano Dimension	$3,399,000	$3,346,000	$3,346,000	$3,346,000
NanoFabrica		$864,000	$868,000	$868,000
Essemtec	*$17,200,000*	$6,283,000	$31,564,200	$39,139,600
Global Inkjet		*$10,000,000*	$11,726,000	$12,781,300
Formatec		*$5,300,000*	$2,647,000	$4,802,000
Pro Forma	$3,399,000	$10,490,000	$50,151,200	$60,936,900
As Reported	$3,399,000	$10,490,000	$43,630,000	$56,300,000
Missing Revenue			$6,521,200	$4,636,900

Gross Margin	2020	2021	2022	2023
Nano Dimension	31.3%	31.3%	31.3%	31.3%
NanoFabrica		62.1%	62.1%	62.1%
Essemtec	*60.0%*	60.0%	60.0%	60.0%
Global Inkjet		*51.0%*	51.0%	51.0%
Formatec		*56.0%*	56.0%	56.0%
Pro Forma	31.3%	51.0%	55.8%	56.3%
As Reported	31.3%	10.7%	32.2%	45.2%
Missing Margin		40.3%	23.6%	11.9%

Italicized figures are for reference only, they are pre-acquisition
Assumptions are in **bold**

Nano Dimension
- 2020 Revenue…$3.399 million reported 3/11/21 as FY 2020 results
- 2021 Revenue…$3.346 million = $10.493 million reported (2021-20-F pg. 37), less $6.283 million from Essemtec (pg. F-34) and less $0.864 million from NanoFabrica (pg. F-31)
- **2022 and 2023…assume 0% revenue growth**
- 2020 Gross Margin…31.3% = $1.065 million gross profit reported (20-F for 2021 pg. 36) / $3.4 million revenue
- **2021, 2022, and 2023…assume 0% gross margin improvement**

NanoFabrica
- 2021 Revenue…$0.864 million reported (20-F for 2021 pg. F-31)
- **2022 and 2023… assume 0% revenue growth on full year 2021 NanoFabrica reported revenue of $0.868 million (2021 20-F pg. F-31)**
- **2021 Gross Margin…62.1% = best available estimate based on NanoFabrica earnout target of $1.74 million gross profit on $2.8 million revenue, per 2021 20-F pg. 40**
- **2022 and 2023 Gross Profit…assume 0% gross margin improvement**

Essemtec
- 2020 Revenue…$17.2 million reported in transaction announcement
- 2021 Revenue…$6.283 million post-acquisition revenue reported (2021-20-F pg. F-34)
- 2022 Revenue…$31.5 million = best available estimate: i) full year 2021 revenue ($25.455

million, calculated as $29.662 million consolidated minus $10.493 million reported for Nano plus $6.283 million post-acquisition, see 2021-20-F pg. F-34) x ii) **24% assumed growth rate (half of Essemtec's 48% revenue growth from 2020 to 2021)**
- **2023 Revenue…$39.1 million = best available estimate: estimated 2022 revenue x 24% assumed revenue growth rate**
- 2020 Gross Profit…60% gross margin reported in transaction announcement
- 2021, 2022, and 2023 Gross Profit… **assume 0% gross margin improvement**

Global Inkjet Systems
- 2021 Revenue…$10 million revenue reported in transaction announcement
- 2022 Revenue…$11.726 million revenue reported in 2022 20-F pg. F-32
- **2023 Revenue…$12.8 million = best available estimate: 2022 revenue x 9% assumed growth rate (half of growth rate from 2021 to 2022)**
- 2021 Gross Profit…51% gross margin reported in transaction announcement
- 2022 and 2023 Gross Profit… **assume 0% gross margin improvement**

Formatec
- 2021 Revenue…$5.3 million revenue reported in transaction announcement
- 2022 Revenue…$2.647 million revenue reported in 20-F for 2022 pg. F-35
- **2023 Revenue…assume 0% revenue growth from 2022 full year revenue reported in 20-F pg. F-35**
- 2021 Gross Profit… 56% gross margin reported in transaction announcement
- 2022 and 2023 Gross Profit… **assume 0% gross margin improvement**

MURCHINSON

Nano Leadership's Connections to Affiliates of Messrs. Vekselberg and Intrater

Individual	Position at Nano	Connection(s) to Mr. Vekselberg
Yoav Stern	CEO and Member of the Board (until October 2023, Chairman of the Board)	- Joined DVTel in 2011 as CEO, President and Member of the Board, alongside Yaron Eitan and CNTP's Operating Partner Edmondo Gonzalez, until 2016.[1] - Since at least December 2014 until October 2017, Yaron Eitan, Andrew Intrater and Yoav Stern were the only Members of the Board of Iscon Imaging.[2]
Zivi Nedivi	President of Nano Dimension since April 2021	- Appointed CEO and President of Cyalume by Yaron Eitan and Andrew Intrater in 2012.[3]
Dr. Eli David	Chief Technology Officer, Deep Learning – DeepCube Group (between January 2021 and February 2022 he was also a Member of the Nano Board[4])	- David founded Fifth Dimension[5] and received an investment from Vekselberg in return for a 20% stake in the company.[6] Fifth Dimension later shut down operations following the sanctions against Vekselberg.[7] - In June 2016 Vekselberg, through Columbus Nova Technology Partners made another investment in Eli David's company "Deep Instinct", also using one of its proxy companies "Israeli VC Partners"[8] and nominated Yaron Eitan to the board.[9] - Vekselberg's investment in DeepCube (then "DeepCom").
Dale Baker	Global Chief Revenue Office and President of Nano Dimension America	- Appointed COO of Cyalume by Yaron Eitan and Andrew Intrater in 2012.
Yaron Eitan	Past Nano Member of the Board (between February 2020 and December 2022)	- Was a Partner at Columbus Nova Technology Partners.[10] - Founded DVTel in 2002.[11] In 2008, CNTP's Operating Partner, Edmondo Gonzales, joined DVTel's Board of Directors.[12] - Eitan and Intrater both served as Members of the Board of Selway Capital Acquisition Corp. On some corporate filings, Eitan signed on behalf of Intrater.[13]

1. According to DVTel's now-inactive website. Screenshots of archived pages available upon request
2. According to Iscon Imaging's now-inactive website. Screenshots of archived pages available upon request
3. Cyalume was a public company at which Andrew Intrater was a Member of the Board and Yaron Eitan was Chairman of the Board. Affiliates of Vekselberg's Renova held a majority and controlling position. See note #13 to the table on page 34 here
4. See here and here
5. "Previously, he was the co-founder of Deep Instinct, the first company to apply deep learning to cybersecurity, and Fifth Dimension." (Source)
6. The control of Fifth Dimension was executed, among the rest, via a British company called DLT2 ltd. The shareholders of DLT2 ltd are the same as the known public shareholders of Fifth Dimension. See DLT2's corporate filings. The relevant document is the 2016 confirmation statement (filed November 15, 2016), which lists Eli David under "Shareholding 8" and IVCP under "Shareholding 12."
7. Following U.S. Sanctions, Israeli Cybersecurity Company Renounces Once-Boasted Ties to Russian Oligarch, CTech (July 30, 2019)
8. https://www.eccourts.org/judgment/credorax-inc-v-israeli-vc-partners-lp-and-izit-management-limited-in-its-capacity-as-general-partner-of-israeli-vc-partners-lp
9. Former IDF chief to chair big data co Fifth Dimension, Globes (September 7, 2015)
10. See here and here. Eitan also appeared on CNTP's website as one of its managers (alongside Andrew Intrater, Jason Epstein, Edmundo Gonzalez, Bob Ghoorah and Mohsen Moazami). The website had since been taken down (screenshots of archived pages available upon request)
11. Nano Dimension Form 20-F (March 11, 2021)
12. https://www.businesswire.com/news/home/20150406005422/en/Winston-Churchill-Joins-DVTEL%E2%80%99s-Board-of-Directors
13. See Selway Acquisition Corporation Form S-1

MURCHINSON

Message from Yoav Stern, Aug. 29 2023, to Murchinson Counsel

Emphasis added

On 29 Aug 2023, at 8:30, Yoav Stern <yoav.stern@nano-di.com> wrote:

ODed and Moshe

Scrap the term sheet pls.
I do not agree to any settlement because I do not trust that mark has any control of his team (sarfaty and lawyers).

It is funny, because I actually trust Marc himself.

So his lawyers fucked him.

No settlement.

We go to the vote. If we win - great.
We go for SH vote for new contract, and if we loose the board will override it with Seifa section 300.
Then they will sue us and it will cost mark another. $5M which he will never be reimbursed for.

IF we loose the vote - they only insert 3 directors.
I shall NOT resign , and start to run the board and cause their representative to change their life style and be sorry for ever meeting Bistricer.

Watch me.
I am seventy. It is worth 5 years of my life to have fun like this. I love it ! 😇 😆 😇 😆 🌷 😆 😇
Back to dog fight days in the air force.

Sent from my iPhone



MURCHINSON